

March 1, 2011

<u>Via U.S. Mail</u>

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions XIV, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

     RE: Accelerated Acquisitions XIV, Inc.
               Registration Statement on Form 10
               Filed July 30, 2010, as amended
               File No. 000-54060

Dear Mr. Neher:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Larry Spirgel
               Assistant Director